August 22, 2005

 Meagan Caldwell
 Securities and Exchange Commission
 Mail stop 7010
 Washington, DC  20549-0510

      RE: Dyna Group International
          Form 8-K item 4.02
          Filed August 11, 2005
          File No. 0-17385

 Dear Ms. Caldwell:

      In response to your comment letter dated August 11, 2005, we have made the requested changes to Form 8-K Item 4.02. The changes are as follows:

      We specifically listed the filings that are to be amended, which are the 2004 10-KSB and the first quarter 10-QSB for March 31, 2005. We also stated that the officers of the company did discuss your prior comment letter with our independent accountants, Malone & Bailey, PC.

      As requested, the Company acknowledges that:

             * The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

             * Staff comments or changes to disclosure in response to staff do not foreclose the commission from taking any action with respect to the filings; and

             * The Company my not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

 Regards,

 /s/ Sandra Tristan
 Sandra Tristan, CFO
 Dyna Group International